Exhibit 99.1

SINA Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

BEIJING, China—February 26, 2020—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the fourth quarter and the fiscal year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•          Net revenues increased 4% year-over-year to $593.3 million. Non-GAAP net revenues increased 4% year-over-year to $590.7 million, representing an increase of 5% on a constant currency basis [1].

•          Advertising revenues decreased 5% year-over-year to $460.9 million.

•          Non-advertising revenues increased 49% year-over-year to $132.5 million. Non-GAAP non-advertising revenues increased 51% year-over-year to $129.8 million.

•          Net loss attributable to SINA was $175.4 million, or $2.53 for diluted net loss per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $82.7 million, or $1.17 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

Fiscal Year 2019 Highlights

•          Net revenues increased 3% year-over-year to $2.16 billion. Non-GAAP net revenues increased 3% year-over-year to $2.15 billion, representing an increase of 7% on a constant currency basis [2].

•          Advertising revenues decreased 3% year-over-year to $1.74 billion.

•          Non-advertising revenues increased 31% year-over-year to $419.3 million. Non-GAAP non-advertising revenues increased 32% year-over-year to $408.9 million.

•          Net loss attributable to SINA was $70.5 million, or $1.03 for diluted net loss per share attributable to SINA’s ordinary shareholders. Non-GAAP net income attributable to SINA was $232.6 million, or $3.26 for non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the fourth quarter of 2019 had been the same as it was in the fourth quarter of 2018, or RMB6.94=US$1.00.

[2] On a constant currency (non-GAAP) basis, we assume that the exchange rate for fiscal year 2019 had been the same as it was for fiscal year 2018, or RMB6.62=US$1.00.

Fourth Quarter 2019 Financial Results

For the fourth quarter of 2019, SINA reported net revenues of $593.3 million, an increase of 4% compared to $573.0 million for the same period last year. Non-GAAP net revenues for the fourth quarter of 2019 were $590.7 million, an increase of 4% compared to $570.4 million for the same period last year.

Advertising revenues for the fourth quarter of 2019 were $460.9 million, a decrease of 5% compared to $484.3 million for the same period last year, primarily due to decreases in Weibo and portal advertising revenues as well as negative currency translation impact.

Non-advertising revenues for the fourth quarter of 2019 were $132.5 million, an increase of 49% compared to $88.7 million for the same period last year. Non-GAAP non-advertising revenues for the fourth quarter of 2019 were $129.8 million, an increase of 51% compared to $86.1 million for the same period last year. The year-over-year growth in non-advertising revenues was mainly attributable to increased revenues generated from SINA fin-tech businesses.

Gross margin for the fourth quarter of 2019 was 77%, compared to 79% for the same period last year. Advertising gross margin for the fourth quarter of 2019 was 81%, compared to 82% for the same period last year. Non-advertising gross margin for the fourth quarter of 2019 was 64%, up from 57% for the same period last year, benefiting from better gross margin profile of SINA fin-tech businesses.

Operating expenses for the fourth quarter of 2019 totaled $438.4 million, compared to $319.9 million for the same period last year, mainly attributable to a one-time litigation reserve of approximately $125.8 million recorded in relation to an arbitration ruling announced by Company on December 27, 2019, which is excluded under non-GAAP measures. Non-GAAP operating expenses for the fourth quarter of 2019 totaled $282.8 million, compared to $288.6 million for the same period last year.

Income from operations for the fourth quarter of 2019 was $18.7 million, compared to $130.1 million for the same period last year, mainly due to impact of the aforementioned one-time litigation reserve. Operating margin was 3%, compared to 23% for the same period last year. Non-GAAP income from operations for the fourth quarter of 2019 was $174.9 million, an increase of 10% compared to $159.6 million for the same period last year. Non-GAAP operating margin was 30%, compared to 28% for the same period last year.

Non-operating loss for the fourth quarter of 2019 was $208.4 million, compared to non-operating loss of $12.6 million for the same period last year. Non-operating loss for the fourth quarter of 2019 mainly included (i) a $177.8 million impairment on the Company’s investment in Yixia Tech Co., Ltd., which is excluded under non-GAAP measures; (ii) a $19.2 million net loss from fair value changes of investments, which is excluded under non-GAAP measures; (iii) a $10.4 million net earnings from equity method investments, which is reported one quarter in arrears; (iv) a $15.3 million net interest and other income.

Income tax expenses for the fourth quarter of 2019 were $6.6 million, compared to $14.3 million for the same period last year, largely attributable to increase in tax deduction based on preferential tax policy upon approval from relevant authorities.

Net loss attributable to SINA’s ordinary shareholders for the fourth quarter of 2019 was $175.4 million, compared to a net income attributable to SINA’s ordinary shareholders of $16.4 million for the same period last year. Diluted net loss per share attributable to SINA’s ordinary shareholders for the fourth quarter of 2019 was $2.53, compared to a diluted net income per share attributable to SINA’s ordinary shareholders of $0.22 for the same period last year. Non-GAAP net income attributable to SINA’s ordinary shareholders for the fourth quarter of 2019 was $82.7 million, compared to $57.7 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders for the fourth quarter of 2019 was $1.17, compared to $0.80 for the same period last year.

As of December 31, 2019, SINA’s cash, cash equivalents and short-term investments totaled $2.9 billion, compared to $2.3 billion as of December 31, 2018, mainly due to net proceeds received from Weibo’s senior notes offering and offset by continued investment activities. For the fourth quarter of 2019, net cash provided by operating activities was $301.7 million, capital expenditures totaled $8.5 million, and depreciation and amortization expenses amounted to $11.0 million.

Fiscal Year 2019 Financial Results

For fiscal year 2019, SINA reported net revenues of $2.16 billion, an increase of 3% compared to $2.11 billion in 2018. Non-GAAP net revenues for 2019 were $2.15 billion, an increase of 3% compared to $2.10 billion in 2018.

Advertising revenues in 2019 were $1.74 billion, a decrease of 3% compared to $1.79 billion in 2018, primarily due to a decline in portal advertising revenues and negative currency translation impact.

Non-advertising revenues in 2019 were $419.3 million, an increase of 31% compared to $319.0 million in 2018. Non-GAAP non-advertising revenues in 2019 were $408.9 million, an increase of 32% compared to $308.6 million in 2018, benefiting from increased revenues generated from SINA fin-tech businesses and incremental revenues derived from Weibo’s live streaming business acquired in the fourth quarter of 2018.

Gross margin in 2019 was 77%, compared to 79% in 2018. Advertising gross margin in 2019 was 81%, flat year over year. Non-advertising gross margin in 2019 was 63%, compared to 65% in 2018.

Operating expenses in 2019 totaled $1.30 billion, compared to $1.19 billion in 2018. Non-GAAP operating expenses in 2019 totaled $1.06 billion, compared to $1.07 billion in 2018.

Income from operations in 2019 was $370.3 million, compared to $467.0 million in 2018, mainly due to impact of the aforementioned one-time litigation reserve. Operating margin was 17%, compared to 22% in 2018. Non-GAAP income from operations in 2019 was $611.9 million, compared to $581.5 million in 2018. Non-GAAP operating margin was 28%, flat year over year.

Non-operating loss in 2019 was $115.1 million, compared to a non-operating income of $88.5 million in 2018. Non-operating loss in 2019 mainly included (i) a $165.3 million net gain from fair value changes on investments, which is excluded under non-GAAP measures; (ii) a $342.0 million impairment on the Company’s certain investments, mainly including a $177.8 million impairment on the Company’s investment in Yixia Tech Co., Ltd., which is excluded under non-GAAP measures; and (iii) a $64.1 million net interest and other income.

Income tax expenses in 2019 were $146.5 million, compared to $129.1 million in 2018, largely attributable to the deferred tax charges recognized from the fair value changes of investments and offset by increase in tax deduction based on preferential tax policy upon approval from relevant authorities. Non-GAAP income tax expenses in 2019 were $97.4 million, compared to $91.0 million in 2018.

Net loss attributable to SINA’s ordinary shareholders in 2019 was $70.5 million, compared to a net income attributable to SINA’s ordinary shareholders of $125.6 million in 2018. Diluted net loss per share attributable to SINA’s ordinary shareholders in 2019 was $1.03, compared to a diluted net income per share attributable to SINA’s ordinary shareholders of $1.70 in 2018. Non-GAAP net income attributable to SINA’s ordinary shareholders in 2019 was $232.6 million, compared to $227.1 million in 2018. Non-GAAP diluted net income per share attributable to SINA’s ordinary shareholders in 2019 was $3.26, compared to $3.07 in 2018.

For the fiscal year of 2019, net cash provided by operating activities was $744.0 million, capital expenditures totaled $29.5 million, and depreciation and amortization expenses amounted to $44.6 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP advertising revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP operating margin, non-GAAP net income attributable to SINA’s ordinary shareholders and non-GAAP diluted net income per share. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues related to the license granted to Leju, stock-based compensation, amortization of intangible assets, goodwill and acquired intangibles impairment, litigation reserve for arbitration, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments (net of share of amortization of intangibles not on their books), gain (loss) on sale of investment, deemed disposal, fair value changes and impairment on investment, adjustment for non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests, amortization of convertible debt and senior notes issuance cost, and income tax effects of above non-GAAP to GAAP reconciling items. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain (loss) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations.  They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 7:10 a.m. – 7:40 a.m. Eastern Time on February 26, 2020 (or 8:10 p.m. – 8:40 p.m. Beijing Time on February 26, 2020) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at http://ir.sina.com. The conference call can be accessed as follows:

US:	+1 845 675 0437
Hong Kong:	+852 3018 6771
Mainland China:	400 620 8038
International:	+65 6713 5090
Passcode for all regions:	6968115

A replay of the conference call will be available through morning Eastern Time March 5, 2020. The dial-in number is +61 2 8199 0299. The passcode for the replay is 6968115.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offer an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and fin-tech products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such as Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including adverse impacts on our financial results from equity pick-up, fair value changes and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s 2018 annual reports on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations

SINA Corporation

Phone: +86 10 5898 3336

Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2019	2018	2019	2019	2018
Net revenues:
Advertising	$460,864	$484,307	$461,095	$1,743,617	$1,789,285
Non-advertising	132,450	88,707	100,353	419,338	319,042
	593,314	573,014	561,448	2,162,955	2,108,327
Cost of revenues (1):
Advertising	88,121	85,048	80,297	338,386	341,153
Non-advertising	48,121	37,997	37,055	155,042	110,887
	136,242	123,045	117,352	493,428	452,040
Gross profit	457,072	449,969	444,096	1,669,527	1,656,287

Operating expenses:
Sales and marketing (1)	165,367	191,208	169,423	627,989	699,962
Product development (1)	95,638	85,383	91,150	372,818	345,942
General and administrative (1)	177,411	30,633	44,854	298,441	120,184
Goodwill and acquired intangibles impairment	—	12,691	—	—	23,245
	438,416	319,915	305,427	1,299,248	1,189,333
Income from operations	18,656	130,054	138,669	370,279	466,954

Non-operating income (loss):
Earning (loss) from equity method investments, net	10,353	(4,731)	1,608	24	1,120
Gain (loss) on sale of investments, fair value changes and impairment on investments, net	(234,106)	(22,960)	(25,549)	(179,164)	17,981
Interest and other income, net	15,312	15,090	19,895	64,053	69,355
	(208,441)	(12,601)	(4,046)	(115,087)	88,456

Income (loss) before income taxes	(189,785)	117,453	134,623	255,192	555,410
Income tax expenses	(6,580)	(14,347)	(27,930)	(146,465)	(129,084)

Net income (loss)	(196,365)	103,106	106,693	108,727	426,326
Less: Net income (loss) attributable to non-controlling interests	(20,919)	86,729	86,296	179,269	300,764

Net income (loss) attributable to SINA’s ordinary shareholders	$(175,446)	$16,377	$20,397	$(70,542)	$125,562

Basic net income (loss) per share	$(2.53)	$0.24	$0.29	$(1.01)	$1.79
Diluted net income (loss) per share (2)	$(2.53)	$0.22	$0.28	$(1.03)	$1.70

Shares used in computing basic net income (loss) per share	69,449	69,235	69,936	69,640	70,296

Shares used in computing diluted net income (loss) per share	69,449	69,666	70,019	69,640	72,375

(1) Stock-based compensation in each category:
Cost of revenues	$3,255	$922	$3,448	$11,859	$10,128
Sales and marketing	6,422	3,174	6,426	24,499	21,942
Product development	10,267	4,403	10,655	38,991	30,830
General and administrative	12,002	8,834	12,342	46,522	32,169

(2) Net income (loss) attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	December 31,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$1,951,886	$1,545,800
Short-term investments	951,953	799,534
Restricted cash	184,143	97,032
Accounts receivable, net	601,876	527,897
Financing receivables, net (1)	226,098	—
Prepaid expenses and other current assets	695,888	362,435
Subtotal	4,611,844	3,332,698

Property and equipment, net	253,179	262,846
Operating lease right-of-use assets, net (2)	24,872	—
Goodwill and intangible assets, net	307,300	319,575
Long-term investments	2,200,548	1,889,843
Other assets	71,085	81,127
Total assets	$7,468,828	$5,886,089

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$170,647	$172,562
Amount due to customers	121,558	97,032
Accrued expenses and other current liabilities	886,713	540,807
Short-term bank loan	81,649	78,229
Deferred revenues	143,073	139,306
Short-term operating lease liabilities (2)	12,151	—
Short-term funding debts (1)	173,821	—
Income taxes payable	129,591	115,725
Subtotal	1,719,203	1,143,661

Convertible debt	888,266	884,123
Senior notes	793,985	—
Long-term funding debts (1)	22,260	—
Long-term deferred revenues	33,217	43,652
Long-term operating lease liabilities(2)	13,081	—
Other long-term liabilities	100,903	51,781
Total liabilities	3,570,915	2,123,217

Shareholders’ equity
SINA shareholders’ equity	2,638,481	2,717,791
Non-controlling interests	1,259,432	1,045,081
Total shareholders’ equity	3,897,913	3,762,872

Total liabilities and shareholders’ equity	$7,468,828	$5,886,089

(1) In 2019, the Company set up trusts, which were administered by third-party trust company to invest in consumer loans to the individual borrowers recommended by the Company. The trusts are considered as variable interest entities under ASC 810. Accordingly, the financing receivables due from the borrowers and the loan payables to the third party investors of the trust units are recorded on the Company’s consolidated balance sheet as financing receivables and funding debts, respectively.

(2) The Company adopted the new leasing guidance (ASU 2016-2) started from January 1, 2019, which requires that a lessee recognize the assets and liabilities that arise from operating leases. The Company recognized a right-of-use asset and a liability relating to lease payments (the Lease Liability) in the statements of financial position for lease contracts having terms beyond 12 months period.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended			Year ended
	December 31,		September 30,	December 31,
	2019	2018	2019	2019	2018

Net revenues
Portal:
Advertising	$56,466	$67,377	$50,105	$216,440	$290,215
Fintech *	77,759	27,300	50,365	206,780	111,412
Subtotal	134,225	94,677	100,470	423,220	401,627

Weibo:
Advertising and marketing	405,921	417,016	412,489	1,530,211	1,499,180
Weibo VAS	62,227	64,859	55,264	236,703	219,338
Subtotal	468,148	481,875	467,753	1,766,914	1,718,518

Elimination	(9,059)	(3,538)	(6,775)	(27,179)	(11,818)
	$593,314	$573,014	$561,448	$2,162,955	$2,108,327

Cost of revenues
Portal:
Advertising	$20,404	$29,180	$22,996	$90,071	$117,600
Fintech *	32,808	14,377	26,161	98,676	68,500
Subtotal	53,212	43,557	49,157	188,747	186,100

Weibo	90,566	82,940	73,471	328,826	277,648

Elimination	(7,536)	(3,452)	(5,276)	(24,145)	(11,708)
	$136,242	$123,045	$117,352	$493,428	$452,040

Gross margin
Portal	60%	54%	51%	55%	54%
Weibo	81%	83%	84%	81%	84%
	77%	79%	79%	77%	79%

*

Fintech includes SINA fin-tech and portal other businesses. For the fourth quarter of 2019, portal other revenue was $4.4 million, compared to $7.6 million for the same period last year. For the years ended December 31, 2019 and 2018, portal other revenue was $19.7 million and $37.2 million, respectively.

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	December 31, 2019				December 31, 2018				September 30, 2019
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$460,864			$460,864	$484,307			$484,307	$461,095			$461,095
Non-advertising revenues	132,450	(2,609)	(a)	129,841	88,707	(2,609)	(a)	86,098	100,353	(2,609)	(a)	97,744
Net revenues	$593,314	$(2,609)		$590,705	$573,014	$(2,609)		$570,405	$561,448	$(2,609)		$558,839

		(2,609)	(a)			(2,609)	(a)			(2,609)	(a)
		3,255	(b)			922	(b)			3,448	(b)
Gross profit	$457,072	$646		$457,718	$449,969	$(1,687)		$448,282	$444,096	$839		$444,935

		(28,691)	(b)			(16,411)	(b)
		(1,075)	(c)			(2,177)	(c)			(29,423)	(b)
		(125,809)	(e)			(12,691)	(d)			(1,073)	(c)
Operating expenses	$438,416	$(155,575)		$282,841	$319,915	$(31,279)		$288,636	$305,427	$(30,496)		$274,931

		(2,609)	(a)			(2,609)	(a)
		31,946	(b)			17,333	(b)			(2,609)	(a)
		1,075	(c)			2,177	(c)			32,871	(b)
		125,809	(e)			12,691	(d)			1,073	(c)
Income from operations	$18,656	$156,221		$174,877	$130,054	$29,592		$159,646	$138,669	$31,335		$170,004

		(2,609)	(a)			(2,609)	(a)
		31,946	(b)			17,333	(b)			(2,609)	(a)
		1,075	(c)			2,177	(c)			32,871	(b)
		125,809	(e)			12,691	(d)			1,073	(c)
		1,669	(f)			4,797	(f)			4,279	(f)
		234,106	(g)			22,960	(g)			25,549	(g)
		(129,158)	(h)			(14,929)	(h)			(12,047)	(h)
		1,371	(i)			1,035	(i)			1,360	(i)
		(6,032)	(j)			(2,138)	(j)			(3,832)	(j)
Net income (loss) attributable to SINA’s ordinary shareholders	$(175,446)	$258,177		$82,731	$16,377	$41,317		$57,694	$20,397	$46,644		$67,041

Diluted net income (loss) per share *	$(2.53)			$1.17	$0.22			$0.80	$0.28			$0.94

Shares used in computing diluted net income (loss) per share	69,449	94	(k)	69,543	69,666	960	(k)	70,626	70,019	—		70,019

Gross margin - advertising	81%	1%		82%	82%	1%		83%	83%	—		83%
Gross margin - non-advertising	64%	-1%		63%	57%	-1%		56%	63%	-1%		62%
Operating margin	3%	27%		30%	23%	5%		28%	25%	5%		30%

	Year ended
	December 31, 2019				December 31, 2018
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$1,743,617			$1,743,617	$1,789,285			$1,789,285
Non-advertising revenues	419,338	(10,436)	(a)	408,902	319,042	(10,436)	(a)	308,606
Net revenues	$2,162,955	$(10,436)		$2,152,519	$2,108,327	$(10,436)		$2,097,891

		(10,436)	(a)			(10,436)	(a)
		11,859	(b)			10,128	(b)
Gross profit	$1,669,527	$1,423		$1,670,950	$1,656,287	$(308)		$1,655,979

		(110,012)	(b)			(84,941)	(b)
		(4,379)	(c)			(6,689)	(c)
		(125,809)	(e)			(23,245)	(d)
Operating expenses	$1,299,248	$(240,200)		$1,059,048	$1,189,333	$(114,875)		$1,074,458

		(10,436)	(a)			(10,436)	(a)
		121,871	(b)			95,069	(b)
		4,379	(c)			6,689	(c)
		125,809	(e)			23,245	(d)
Income from operations	$370,279	$241,623		$611,902	$466,954	$114,567		$581,521

		(10,436)	(a)			(10,436)	(a)
		121,871	(b)			95,069	(b)
		4,379	(c)			6,689	(c)
		125,809	(e)			23,245	(d)
		16,374	(f)			(2,493)	(f)
		179,164	(g)			(17,981)	(g)
		(187,922)	(h)			(34,806)	(h)
		4,803	(i)			4,140	(i)
		49,108	(j)			38,109	(j)
Net income (loss) attributable to SINA’s ordinary shareholders	$(70,542)	$303,150		$232,608	$125,562	$101,536		$227,098

Diluted net income (loss) per share *	$(1.03)			$3.26	$1.70			$3.07

Shares used in computing diluted net income (loss) per share	69,640	177	(k)	69,817	72,375	—		72,375

Gross margin - advertising	81%	—		81%	81%	—		81%
Gross margin - non-advertising	63%	-1%		62%	65%	-1%		64%
Operating margin	17%	11%		28%	22%	6%		28%

(a)	To exclude the recognition of deferred revenue related to the license granted to Leju.
(b)	To exclude stock-based compensation.
(c)	To adjust amortization of intangible assets.
(d)	To exclude goodwill and acquired intangibles impairment.
(e)	To exclude the one-time litigation reserve for arbitration of NAI.
(f)	To exclude non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.
(g)	To exclude (gain) loss on sale of investments, (gain) loss on deemed disposal, fair value changes and impairment on investments, net.
(h)	To exclude non-GAAP to GAAP reconciling items for the income attributable to non-controlling interests.
(i)	To exclude the amortization of convertible debt and senior notes issuance cost.
(j)	To exclude the provision (benefit) for income tax related to item (c), (d) and (g). Other non-GAAP to GAAP reconciling items have no income tax effect.**
(k)	To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*	Net income (loss) attributable to SINA’s ordinary shareholders is adjusted for diluted shares issued by our subsidiary and equity method investments.

**

The Company considered the tax implication arising from the reconciliation items, and those items recorded in entities in tax free jurisdictions were without relevant tax implications. For impairment on investments, valuation allowances were made for those differences the Company does not expect they can be realized in the foreseeable future.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ NON-GAAP TO GAAP RESULTS*

	Three months ended
	December 31, 2019			December 31, 2018			September 30, 2019
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results
To exclude stock-based compensation		$410			$350			$259
To exclude amortization of intangible assets resulting from business acquisitions		1,046			1,062			1,048
To exclude loss on disposal and impairment on investments, net		1,094			—			815
To exclude (gain) loss resulting from the fair value changes in investments, net		(205)			4,062			2,837
To exclude tax impacts related to amortization of intangible assets		(245)			(248)			(245)
Earning (loss) from equity method investments, net	$9,922	$2,100	$12,022	$(5,160)	$5,226	$66	$1,173	$4,714	$5,887
Share of amortization of equity investments’ intangibles not on their books	369	(369)	—	367	(367)	—	375	(375)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	62	(62)	—	62	(62)	—	60	(60)	—
	$10,353	$1,669	$12,022	$(4,731)	$4,797	$66	$1,608	$4,279	$5,887

	Year ended
	December 31, 2019			December 31, 2018
			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results
To exclude stock-based compensation		$1,134			$2,441
To exclude amortization of intangible assets resulting from business acquisitions		4,204			4,379
To exclude loss on disposal and impairment on investments, net		8,712			2,989
To exclude (gain) loss resulting from the fair value changes in investments, net		5,022			(9,777)
To exclude tax impacts related to amortization of intangible assets		(982)			(942)
Earning (loss) from equity method investments, net	$(1,692)	$18,090	$16,398	$(463)	$(910)	$(1,373)
Share of amortization of equity investments’ intangibles not on their books	1,467	(1,467)	—	1,306	(1,306)	—
Share of tax impacts related to amortization of equity investments’ intangibles not on their books	249	(249)	—	277	(277)	—
	$24	$16,374	$16,398	$1,120	$(2,493)	$(1,373)

* Earning (loss) from equity method investments is recorded one quarter in arrears.